

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

March 24, 2016

Via E-mail
John A. Kraeutler
Chief Executive Officer
Meridian Bioscience, Inc.
3471 River Hills Drive
Cincinnati, OH 45244

Re: **Meridian Bioscience, Inc.**
     Form 10-K for Fiscal Year Ended September 30, 2015
     Filed November 30, 2015
     Response dated March 10, 2016
     File No. 000-14902

Dear Mr. Kraeutler:

We have reviewed your March 10, 2016 response to our comment letter and have the following comment. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Intellectual Property, Patents and Licenses, page 12

1.   Your response to prior comment 1 focuses solely on whether the royalty obligations amounts you pay are material and does not address whether your business is substantially dependent on the license agreement. Refer to Regulation S-K, Item 601(b)(10)(ii)(B). In light of your disclosure that 21% of your FY2015 derive from this license agreement, it appears that your business is substantially dependent on the agreement. Accordingly, please file the license as an exhibit or explain your basis for concluding that you are not substantially dependent on this agreement. In addition, please confirm that in future filings you will revise your disclosure concerning the illumigene license to include a narrower range of the royalty obligations.

Please contact Michael Gershon at (202) 551-6598 or Joseph McCann at (202) 551-6262 with any questions.

Sincerely,

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: F. Mark Reuter, Esq.
       Keating Muething & Klekamp PLL